05011076

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 0 6 2005
WASH. D.C. 209

FILE No. 82-4221

ALOAK CORP.

SUPPL

UNAUDITED INTERIM FINANCIAL STATEMENTS

3rd Quarter Reports June 30, 2005

PROCESSED
SEP 0 9 2005
THOMSON FINANCIAL

#700, 550-11th Avenue SW
Calgary, Alberta
T2R 1M7

Phone: (877) 525-6252
Fax: (403) 262-3917
Website: www.aloak.ca

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at June 30, 2005 nor the unaudited interim statements of operations and cash flows for the nine month periods ended June 30, 2005 and June 30, 2004.

ALOAK CORP
INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited - Prepared by Management)

		June 30 2005		September 30 2004
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	2,707	$	114
Accounts receivable		25,603		11,487
Prepaid expenses		36,997		37,006
		65,307		48,607
INTANGIBLE ASSETS		5,430		5,430
PROPERTY, PLANT AND EQUIPMENT		19,569		26,955
	$	90,306	$	80,992
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	245,446	$	186,445
Deferred revenue		90,216		85,817
Convertible debentures (note 5)		213,500		213,500
Demand loans payable (note 6)		100,000		100,000
		649,162		585,762
SHAREHOLDERS' DEFICIENCY				
SHARE CAPITAL (note 2)		1,115,280		1,115,280
CONTRIBUTED SURPLUS		122,764		122,764
DEFICIT		(1,796,900)		(1,742,814)
		(558,856)		(504,770)
	$	90,306	$	80,992

Going Concern (note 1)
Commitments (note 3)
See accompanying notes to financial statements

Approved on behalf of the Board

"Clyde Beattie" Clyde Beattie, Director

"Gregory Smith" Gregory Smith, Director

ALOAK CORP.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)

Nine months ended June 30,	2005	2004
REVENUE	$ 179,708	$ 347,952
EXPENSES		
General and administrative	95,400	303,803
Project and systems operation	96,484	100,055
Reporting to shareholders	10,365	4,041
Stock exchange and transfer agent fees	6,600	5,633
Interest on long-term debt	17,559	17,598
Amortization	7,386	11,472
	233,794	442,602
NET LOSS FOR THE PERIOD	(54,086)	(94,650)
DEFICIT, beginning of period	(1,742,814)	(1,642,220)
DEFICIT, end of period	$ (1,796,900)	$ (1,736,870)
LOSS PER SHARE - basic and fully diluted	$ (0.00)	$ (0.00)

See accompanying notes to financial statements

ALOAK CORP.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOW
(Unaudited - Prepared by Management)

Nine months ended June 30,		2005		2004
CASH FLOWS PROVIDED BY (USED IN):				
OPERATING ACTIVITIES				
Loss for the period	$	(54,086)	$	(94,650)
Add non-cash items				
Amortization		7,386		11,472
		(46,700)		(83,178)
Net change in non-cash working capital items		49,293		(13,722)
		2,593		(96,900)
INVESTING ACTIVITIES				
		-		-
FINANCING ACTIVITIES				
Loan agreement		-		100,000
		-		100,000
INCREASE (DECREASE) IN CASH AND EQUIVALENTS		2,593		3,100
CASH AND CASH EQUIVALENTS:				
Beginning of period		114		(2,700)
End of period	$	2,707	$	400

See accompanying notes to financial statements

1 Basis of Presentation and Continuance of Operations

These unaudited interim consolidated financial statements, which have not been reviewed by the Corporation's auditors, should be read in conjunction with the audited financial statements for the year ended September 30, 2004 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The interim financial statements follow the same accounting policies and methods of computations as the audited financial statements for the year ended September 30, 2004.

The Corporation provides a range of e-commerce products and services to individual and small business clients across Canada. Through it's web hosting division the company enables clients to establish and enhance their Internet presence using a combination of domain registration services, web site development and hosting, email services and ASP/software applications. The company is licensed by the Canadian Internet Registry Authority (CIRA) to operate as a Registrar for the .CA domain. The company's software development division has recently completed development of a substantial software application branded "VESA" and is in the design stages for another major specialized web based application. VESA was designed specifically for newly emerging subscription based marketing programs in the retail audio/video/game software industry. The company plans to market the application to entertainment product retailers throughout N. America during the coming year.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation has accumulated losses amounting to $1,796,900 to June 30, 2005 (September 30, 2004 - $1,742,814) and current nine months ended June 30, 2005 loss of $54,086 (2004 - $94,650). The Corporation has a working capital deficiency of $583,855 (September 30, 2004 - $537,155). There is significant doubt about the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support the ongoing operations. The Corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to obtain successful operations. However, no assurance can be given at this time as to whether the Corporation will achieve any of these conditions. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

2 Share capital

a) Authorized

Unlimited number of common shares without par value.

b) Issued

Issued 58,226,057 common shares.

c) Options

The Corporation has an option plan, (the "Plan"), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options granted vest immediately and expire on the earlier of five years from the grant date or such date that the Directors determine, and not more than 60 days from the date in which the optionee ceases to be a director, officer, employee or consultant to the Corporation. The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of the stock exchange or exchanges on which the shares are then listed, which price reflects trading values at that time. During the nine months ended June 30, 2005, 690,000 stock options expired.

Options outstanding and exercisable at June 30, 2005:

Expiry Date	Number of options	Exercise Price
June 15, 2006	550,000	$ 0.10
March 8, 2007	3,360,000	$ 0.10
	3,910,000	

At June 30, 2005, the weighted average contractual life is 1.58 years.

No amount of compensation expense has been recognized in the financial statements for the options granted as the amount was not material.

d) Escrow shares

At June 30, 2005, there were 12,391,646 common shares held in escrow.

e) Warrants

There were no warrants outstanding at June 30, 2005.

3 Operating lease commitments

The Corporation has operating leases for equipment that expire to October 2007. Total payments under these lease agreements are as follows:

2005	$	19,894
2006	$	8,620
2007	$	1,225

4 Related party transactions

During the nine months ended June 30, 2005, companies controlled by certain officers and directors of the Corporation billed the Corporation $13,750 for administrative and consulting services provided during the period. It is management's belief that the Corporation is not economically dependent on these related entities, as the future viability of the Corporation does not depend on the continuance of such business.

5 Convertible Debenture

On March 13, 2003 (the "issue date") the Corporation issued $213,500 in convertible debentures to companies controlled by directors of the Corporation. The debentures bear interest at 11% per annum to be paid semi-annually on June 30 and December 31, are secured by the assets of the corporation and are due March 13, 2008. The holders of these debentures have the option to convert some or all of the outstanding debentures into units, each of which consists of one common share and one purchase warrant, at a price of $0.10, $0.11, $0.12 and $0.13 per unit for the first two years, third year, fourth year and fifth year from the issue date, respectively. At June 30, 2005, $49,057 of interest has been accrued. The Corporation is in default of the convertible debenture agreement due to non-payment of interest. As a result, the convertible debenture has been classified as a current liability.

At any time from the issue date of the debentures, and following conversion of the debentures into units, holders of the share purchase warrants have the option to exercise them for common shares of the Corporation at a price of $0.10 and $0.11 per share if exercised in the first year or second year from the issue date, respectively. The warrants expire on March 13, 2005. At any time after March 13, 2005, the debentures are redeemable by the Corporation in whole or in part, together with accrued and unpaid interest thereon to the date of redemption.

The convertible debenture is a compound financial instrument. Management has determined that the fair value of the conversion right and warrants were not material when the debt was issued.

6 Loan payable

On December 18, 2003, the Corporation's subsidiary companies entered into a loan agreement for $100,000 with parties related to the Corporation by virtue of being directors, officers and shareholders. This amount is due on demand and bears interest at 11% per annum and is secured by a general security agreement covering the assets of the company's subsidiaries.

ALOAK CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED JUNE 30, 2005

The information included in this document should be read in conjunction with the unaudited interim financial statements for the nine months ended June 30, 2005 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is May 23, 2005. All dollar amounts are in Canadian Dollars unless otherwise stated.

1) Principal Business of the Company

The Corporation provides a range of e-commerce products and services to individual and small business clients across Canada. Through its web hosting division the company enables clients to establish and enhance their Internet presence using a combination of domain registration services, web site development and hosting, email services and ASP/software applications. The company is licensed by the Canadian Internet Registry Authority (CIRA) to operate as a Registrar for the .CA domain. The company's software development division has recently completed development of a substantial software application branded "VESA" and is in the design stages for another major specialized web based application. VESA was designed specifically for newly emerging subscription based marketing programs in the retail audio/video/game software industry. The company plans to market the application to entertainment product retailers throughout North America during the coming year.

2) Operating Results

Nine months ended June 30, 2005 compared to the nine months ended June 30, 2004

The Company had a net loss of $54,086 in the nine months ended June 30, 2005 versus a net loss of $94,650 in the comparative period. The more significant variances are summarized below:

	Nine Mos. Ended Jun. 30, 2005	Nine Mos. Ended Jun. 30, 2004	Variance Positive (Negative)	
Revenue	$ 179,708	$ 347,952	$ (168,244)	1
General and administrative expenses	(95,400)	(303,803)	208,403	2
Other expense items	(138,394)	(138,799)	405	
Net loss	$ (54,086)	$ (94,650)	$ 40,564	

Details of significant variances:

1. The decrease in revenue is primarily due to the decrease in custom work and consulting services. The Company has focused on recurring revenues of domain registration, hosting and application service provider products.
2. The decrease in general and administrative expenses is a result of continued cost reduction measures to achieve profitable operations.

3) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2004	2003	2002
Financial Results			
Revenue	$ 385,894	$ 470,045	$ 349,143
General and administrative expenses	(223,923)	(414,021)	(510,514)
Other expense items	(262,565)	(400,958)	(532,172)
Net Loss	$ (100,594)	$ (344,934)	$ (693,543)
Basic and diluted earnings (loss) per share	$ 0.00	$(0.01)	$(0.01)
Financial Position			
Working capital (deficiency)	$ (537,155)	$ (451,755)	$ (326,143)
Total assets	$ 80,992	$ 116,152	$ 358,701
Share Capital	$ 1,115,280	$ 1,115,280	$ 1,115,280
Contributed Surplus	$ 122,764	$ 122,764	$ -
Deficit	$ (1,742,814)	$ (1,642,220)	$ (1,297,286)

4) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sept 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sept 30 2003
Revenue	$53,627	$58,212	$67,869	$95,942	$86,912	$ 124,973	$136,068	$ 100,439
General and administrative expenses	(27,334)	(42,955)	(25,112)	(24,225)	(81,011)	(122,002)	(100,789)	(87,784)
Other expense items	(45,995)	(46,551)	(45,847)	(77,662)	(40,029)	(51,525)	(47,247)	(124,961)
Net Loss	$(19,702)	$(31,294)	$(3,090)	$(5,945)	$(34,128)	$(48,554)	$(11,968)	(112,306)
Basic and diluted earnings (loss) per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

Details of significant variance:

Revenues – In March 31, 2004 and December 31, 2003 the Company did considerable contract work in the development of software for a client; general downward trend in revenue due to reduction of employees available to do consulting work.
General and administrative expenses – general downward trend as a result of cost reductions.
Other expense items – September 2004 third party costs related to development of software.

5) Liquidity and Capital Resources

The Company's working capital position at June 30, 2005 was a deficiency of $583,855, (September 30, 2004 - $537,155). The Company loss $1,043 on operations for the quarter due to increases in accounts receivable and prepaid expenses and increases in accounts payable in access of deferred revenue. The large decrease in cash operating expenses compared to the comparative period was due to the Company reducing general and administration and other expense during the past twelve months.

Current working capital would not be sufficient to satisfy current liabilities; however current operations are anticipated to be self-sustaining in fiscal 2005. The Company is presently engaged in marketing its "VESA" software application. This should allow the Company to generate revenues from this source. Working capital funds have been provided over the past year by companies related to officers and directors of the Company.

6) Related Party Transactions

The Company paid or accrued $13,750 to companies controlled by certain common officers and directors for administrative and consulting services.

Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

7) Contractual Obligations

The Company has finance contracts for office equipment requiring monthly lease payments. The committed lease payments for the following fiscal years are $19,894 in 2005, $8,620 in 2006 and $1,225 in 2007.

8) Share Capital

a) Authorized and Issued :

Authorized: Unlimited number of shares without nominal or par value

Issued:

	Number of Shares	Amount
Balance, September 30, 2004	58,226,057	$1,115,280
Issued during period	nil	nil
Balance, June 30, 2005	58,226,057	$1,115,280

b) Stock options and warrants

Warrants

At June 30, 2005, the Company had no warrants outstanding.

Options

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. Options are granted at the fair value of the shares around the grant date or a greater amount determined by the Directors.

During the period no stock options were granted or exercised. Stock options to acquire 140,000 common shares expired on November 26, 2004 and options to acquire 550,000 common shares were cancelled as the individuals are no longer working for the Company. The following summarizes options outstanding at June 30, 2005, all of which vested immediately upon granting:

Expiry	Number of Shares	Exercise Price
June 15,2006	550,000	$0.10
March 8, 2007	3,360,000	$0.10
	3,910,000	

c) **Escrow Shares**
At June 30, 2005, there were 12,391,646 common shares held in escrow.

9) Directors and Officers
Clyde Beattie, President and Director
Gregory Smith, Chief Financial Officer and Director
Mark Sterling, Director
Ian McAskile, Director
Barbara O'Neill, Corporate Secretary

10) Outlook
The Company will continue to concentrate on the growth of its revenue base. This is being accomplished through the further development of its products and through marketing initiatives. In addition, the Corporation is continuing to reduce its costs to bring them in line with its existing revenues. Although the Corporation is slowly achieving a breakeven level of operations, it will still have to pursue a strategy of raising additional capital and/or engaging in mergers or acquisitions in order to obtain a level of earnings to ensure long-term sustainability.

11) Risks
An investment in the Company's securities is considered speculative. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation has accumulated losses amounting to $1,796,900 and a current period loss of $54,086. There is significant doubt about the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support the ongoing operations. The corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to obtain successful operations. However, no assurance can be given at this time as to whether the company will achieve any of these conditions. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

12) Significant Accounting Policies
The most significant accounting policy is that of revenue recognition. Revenue is generated from Application Service Provider ("ASP") services, registration of domain names, hosting, and other information technology consulting services. ASP fees are generally paid and recognized as income on a monthly basis as services are provided. Revenue from the registration of domain names is recognized when services are rendered. Hosting and related services revenue is recognized monthly over the hosting service contract period for hosting service. Consulting revenue is recognized as the services are performed.
Payments received in advance are recorded as deferred revenue.

13) Cautionary Statements
Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

SEC MAIL PROCESSING
RECEIVED
SEP 06 2005
WASH, D.C. 209 SECT

FILE No.
82-4221

ALOAK CORP.

UNAUDITED INTERIM FINANCIAL STATEMENTS

3rd Quarter Reports
June 30, 2005

#700, 550-11th Avenue SW
Calgary, Alberta
T2R 1M7

Phone: (877) 525-6252
Fax: (403) 262-3917
Website: www.aloak.ca

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at June 30, 2005 nor the unaudited interim statements of operations and cash flows for the nine month periods ended June 30, 2005 and June 30, 2004.

ALOAK CORP
INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited - Prepared by Management)

		June 30 2005		September 30 2004
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	2,707	$	114
Accounts receivable		25,603		11,487
Prepaid expenses		36,997		37,006
		65,307		48,607
INTANGIBLE ASSETS		5,430		5,430
PROPERTY, PLANT AND EQUIPMENT		19,569		26,955
	$	90,306	$	80,992
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	245,446	$	186,445
Deferred revenue		90,216		85,817
Convertible debentures (note 5)		213,500		213,500
Demand loans payable (note 6)		100,000		100,000
		649,162		585,762
SHAREHOLDERS' DEFICIENCY				
SHARE CAPITAL (note 2)		1,115,280		1,115,280
CONTRIBUTED SURPLUS		122,764		122,764
DEFICIT		(1,796,900)		(1,742,814)
		(558,856)		(504,770)
	$	90,306	$	80,992

Going Concern (note 1)
Commitments (note 3)
See accompanying notes to financial statements

Approved on behalf of the Board

"Clyde Beattie" Clyde Beattie, Director

"Gregory Smith" Gregory Smith, Director

ALOAK CORP.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)

Nine months ended June 30,	2005	2004
REVENUE	$ 179,708	$ 347,952
EXPENSES		
General and administrative	95,400	303,803
Project and systems operation	96,484	100,055
Reporting to shareholders	10,365	4,041
Stock exchange and transfer agent fees	6,600	5,633
Interest on long-term debt	17,559	17,598
Amortization	7,386	11,472
	233,794	442,602
NET LOSS FOR THE PERIOD	(54,086)	(94,650)
DEFICIT, beginning of period	(1,742,814)	(1,642,220)
DEFICIT, end of period	$ (1,796,900)	$ (1,736,870)
LOSS PER SHARE - basic and fully diluted	$ (0.00)	$ (0.00)

See accompanying notes to financial statements

ALOAK CORP.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOW
(Unaudited - Prepared by Management)

Nine months ended June 30,	2005	2004
CASH FLOWS PROVIDED BY (USED IN):		
OPERATING ACTIVITIES		
Loss for the period	$ (54,086)	$ (94,650)
Add non-cash items		
Amortization	7,386	11,472
	(46,700)	(83,178)
Net change in non-cash working capital items	49,293	(13,722)
	2,593	(96,900)
INVESTING ACTIVITIES		
	-	-
FINANCING ACTIVITIES		
Loan agreement	-	100,000
	-	100,000
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	2,593	3,100
CASH AND CASH EQUIVALENTS:		
Beginning of period	114	(2,700)
End of period	$ 2,707	$ 400

See accompanying notes to financial statements

1 Basis of Presentation and Continuance of Operations

These unaudited interim consolidated financial statements, which have not been reviewed by the Corporation's auditors, should be read in conjunction with the audited financial statements for the year ended September 30, 2004 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The interim financial statements follow the same accounting policies and methods of computations as the audited financial statements for the year ended September 30, 2004.

The Corporation provides a range of e-commerce products and services to individual and small business clients across Canada. Through it's web hosting division the company enables clients to establish and enhance their Internet presence using a combination of domain registration services, web site development and hosting, email services and ASP/software applications. The company is licensed by the Canadian Internet Registry Authority (CIRA) to operate as a Registrar for the .CA domain. The company's software development division has recently completed development of a substantial software application branded "VESA" and is in the design stages for another major specialized web based application. VESA was designed specifically for newly emerging subscription based marketing programs in the retail audio/video/game software industry. The company plans to market the application to entertainment product retailers throughout N. America during the coming year.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation has accumulated losses amounting to $1,796,900 to June 30, 2005 (September 30, 2004 - $1,742,814) and current nine months ended June 30, 2005 loss of $54,086 (2004 - $94,650). The Corporation has a working capital deficiency of $583,855 (September 30, 2004 - $537,155). There is significant doubt about the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support the ongoing operations. The Corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to obtain successful operations. However, no assurance can be given at this time as to whether the Corporation will achieve any of these conditions. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

2 Share capital

a) Authorized

Unlimited number of common shares without par value.

b) Issued

Issued 58,226,057 common shares.

c) Options

The Corporation has an option plan, (the "Plan"), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options granted vest immediately and expire on the earlier of five years from the grant date or such date that the Directors determine, and not more than 60 days from the date in which the optionee ceases to be a director, officer, employee or consultant to the Corporation. The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of the stock exchange or exchanges on which the shares are then listed, which price reflects trading values at that time. During the nine months ended June 30, 2005, 690,000 stock options expired.

Options outstanding and exercisable at June 30, 2005:

Expiry Date	Number of options	Exercise Price
June 15, 2006	550,000	$ 0.10
March 8, 2007	3,360,000	$ 0.10
	3,910,000	

At June 30, 2005, the weighted average contractual life is 1.58 years.

No amount of compensation expense has been recognized in the financial statements for the options granted as the amount was not material.

d) Escrow shares

At June 30, 2005, there were 12,391,646 common shares held in escrow.

e) Warrants

There were no warrants outstanding at June 30, 2005.

3 Operating lease commitments

The Corporation has operating leases for equipment that expire to October 2007. Total payments under these lease agreements are as follows:

2005	$	19,894
2006	$	8,620
2007	$	1,225

4 Related party transactions

During the nine months ended June 30, 2005, companies controlled by certain officers and directors of the Corporation billed the Corporation $13,750 for administrative and consulting services provided during the period. It is management's belief that the Corporation is not economically dependent on these related entities, as the future viability of the Corporation does not depend on the continuance of such business.

5 Convertible Debenture

On March 13, 2003 (the "issue date") the Corporation issued $213,500 in convertible debentures to companies controlled by directors of the Corporation. The debentures bear interest at 11% per annum to be paid semi-annually on June 30 and December 31, are secured by the assets of the corporation and are due March 13, 2008. The holders of these debentures have the option to convert some or all of the outstanding debentures into units, each of which consists of one common share and one purchase warrant, at a price of $0.10, $0.11, $0.12 and $0.13 per unit for the first two years, third year, fourth year and fifth year from the issue date, respectively. At June 30, 2005, $49,057 of interest has been accrued. The Corporation is in default of the convertible debenture agreement due to non-payment of interest. As a result, the convertible debenture has been classified as a current liability.

At any time from the issue date of the debentures, and following conversion of the debentures into units, holders of the share purchase warrants have the option to exercise them for common shares of the Corporation at a price of $0.10 and $0.11 per share if exercised in the first year or second year from the issue date, respectively. The warrants expire on March 13, 2005. At any time after March 13, 2005, the debentures are redeemable by the Corporation in whole or in part, together with accrued and unpaid interest thereon to the date of redemption.

The convertible debenture is a compound financial instrument. Management has determined that the fair value of the conversion right and warrants were not material when the debt was issued.

6 Loan payable

On December 18, 2003, the Corporation's subsidiary companies entered into a loan agreement for $100,000 with parties related to the Corporation by virtue of being directors, officers and shareholders. This amount is due on demand and bears interest at 11% per annum and is secured by a general security agreement covering the assets of the company's subsidiaries.

ALOAK CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED JUNE 30, 2005

The information included in this document should be read in conjunction with the unaudited interim financial statements for the nine months ended June 30, 2005 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is May 23, 2005. All dollar amounts are in Canadian Dollars unless otherwise stated.

1) Principal Business of the Company

The Corporation provides a range of e-commerce products and services to individual and small business clients across Canada. Through its web hosting division the company enables clients to establish and enhance their Internet presence using a combination of domain registration services, web site development and hosting, email services and ASP/software applications. The company is licensed by the Canadian Internet Registry Authority (CIRA) to operate as a Registrar for the .CA domain. The company's software development division has recently completed development of a substantial software application branded "VESA" and is in the design stages for another major specialized web based application. VESA was designed specifically for newly emerging subscription based marketing programs in the retail audio/video/game software industry. The company plans to market the application to entertainment product retailers throughout North America during the coming year.

2) Operating Results

Nine months ended June 30, 2005 compared to the nine months ended June 30, 2004

The Company had a net loss of $54,086 in the nine months ended June 30, 2005 versus a net loss of $94,650 in the comparative period. The more significant variances are summarized below:

	Nine Mos. Ended Jun. 30, 2005	Nine Mos. Ended Jun. 30, 2004	Variance Positive (Negative)	
Revenue	$ 179,708	$ 347,952	$ (168,244)	1
General and administrative expenses	(95,400)	(303,803)	208,403	2
Other expense items	(138,394)	(138,799)	405	
Net loss	$ (54,086)	$ (94,650)	$ 40,564	

Details of significant variances:

1. The decrease in revenue is primarily due to the decrease in custom work and consulting services. The Company has focused on recurring revenues of domain registration, hosting and application service provider products.
2. The decrease in general and administrative expenses is a result of continued cost reduction measures to achieve profitable operations.

3) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2004	2003	2002
Financial Results			
Revenue	$ 385,894	$ 470,045	$ 349,143
General and administrative expenses	(223,923)	(414,021)	(510,514)
Other expense items	(262,565)	(400,958)	(532,172)
Net Loss	$ (100,594)	$ (344,934)	$ (693,543)
Basic and diluted earnings (loss) per share	$ 0.00	$(0.01)	$(0.01)
Financial Position			
Working capital (deficiency)	$ (537,155)	$ (451,755)	$ (326,143)
Total assets	$ 80,992	$ 116,152	$ 358,701
Share Capital	$ 1,115,280	$ 1,115,280	$ 1,115,280
Contributed Surplus	$ 122,764	$ 122,764	$ -
Deficit	$ (1,742,814)	$ (1,642,220)	$ (1,297,286)

4) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Jun 30 2005	Mar 31 2005	Dec.31 2004	Sept.30 2004	Jun.30 2004	Mar.31 2004	Dec.31 2003	Sept 30 2003
Revenue	$53,627	$58,212	$67,869	$95,942	$86,912	$ 124,973	$136,068	$ 100,439
General and administrative expenses	(27,334)	(42,955)	(25,112)	(24,225)	(81,011)	(122,002)	(100,789)	(87,784)
Other expense items	(45,995)	(46,551)	(45,847)	(77,662)	(40,029)	(51,525)	(47,247)	(124,961)
Net Loss	$(19,702)	$(31,294)	$(3,090)	$(5,945)	$(34,128)	$(48,554)	$(11,968)	(112,306)
Basic and diluted earnings (loss) per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

Details of significant variance:

Revenues – In March 31, 2004 and December 31, 2003 the Company did considerable contract work in the development of software for a client; general downward trend in revenue due to reduction of employees available to do consulting work.
General and administrative expenses – general downward trend as a result of cost reductions.
Other expense items – September 2004 third party costs related to development of software.

5) Liquidity and Capital Resources

The Company's working capital position at June 30, 2005 was a deficiency of $583,855, (September 30, 2004 - $537,155). The Company loss $1,043 on operations for the quarter due to increases in accounts receivable and prepaid expenses and increases in accounts payable in access of deferred revenue. The large decrease in cash operating expenses compared to the comparative period was due to the Company reducing general and administration and other expense during the past twelve months.

Current working capital would not be sufficient to satisfy current liabilities; however current operations are anticipated to be self-sustaining in fiscal 2005. The Company is presently engaged in marketing its "VESA" software application. This should allow the Company to generate revenues from this source. Working capital funds have been provided over the past year by companies related to officers and directors of the Company.

6) Related Party Transactions

The Company paid or accrued $13,750 to companies controlled by certain common officers and directors for administrative and consulting services.

Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

7) Contractual Obligations

The Company has finance contracts for office equipment requiring monthly lease payments. The committed lease payments for the following fiscal years are $19,894 in 2005, $8,620 in 2006 and $1,225 in 2007.

8) Share Capital

a) Authorized and Issued :

Authorized: Unlimited number of shares without nominal or par value

Issued:

	Number of Shares	Amount
Balance, September 30, 2004	58,226,057	$1,115,280
Issued during period	nil	nil
Balance, June 30, 2005	58,226,057	$1,115,280

b) Stock options and warrants

Warrants

At June 30, 2005, the Company had no warrants outstanding.

Options

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. Options are granted at the fair value of the shares around the grant date or a greater amount determined by the Directors.

During the period no stock options were granted or exercised. Stock options to acquire 140,000 common shares expired on November 26, 2004 and options to acquire 550,000 common shares were cancelled as the individuals are no longer working for the Company. The following summarizes options outstanding at June 30, 2005, all of which vested immediately upon granting:

Expiry	Number of Shares	Exercise Price
June 15,2006	550,000	$0.10
March 8, 2007	3,360,000	$0.10
	3,910,000	

c) **Escrow Shares**
At June 30, 2005, there were 12,391,646 common shares held in escrow.

9) Directors and Officers

Clyde Beattie, President and Director
Gregory Smith, Chief Financial Officer and Director
Mark Sterling, Director
Ian McAskile, Director
Barbara O'Neill, Corporate Secretary

10) Outlook

The Company will continue to concentrate on the growth of its revenue base. This is being accomplished through the further development of its products and through marketing initiatives. In addition, the Corporation is continuing to reduce its costs to bring them in line with its existing revenues. Although the Corporation is slowly achieving a breakeven level of operations, it will still have to pursue a strategy of raising additional capital and/or engaging in mergers or acquisitions in order to obtain a level of earnings to ensure long-term sustainability.

11) Risks

An investment in the Company's securities is considered speculative. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation has accumulated losses amounting to $1,796,900 and a current period loss of $54,086. There is significant doubt about the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support the ongoing operations. The corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to obtain successful operations. However, no assurance can be given at this time as to whether the company will achieve any of these conditions. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

12) Significant Accounting Policies

The most significant accounting policy is that of revenue recognition. Revenue is generated from Application Service Provider ("ASP") services, registration of domain names, hosting, and other information technology consulting services. ASP fees are generally paid and recognized as income on a monthly basis as services are provided. Revenue from the registration of domain names is recognized when services are rendered. Hosting and related services revenue is recognized monthly over the hosting service contract period for hosting service. Consulting revenue is recognized as the services are performed.
Payments received in advance are recorded as deferred revenue.

13) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

SEC MAIL PROCESSING
RECEIVED
SEP 06 2005
WASH, D.C. 209 SECTION

FILE No.
82-4221

ALOAK CORP.

UNAUDITED INTERIM FINANCIAL STATEMENTS

3rd Quarter Reports June 30, 2005

#700, 550-11th Avenue SW
Calgary, Alberta
T2R 1M7

Phone: (877) 525-6252
Fax: (403) 262-3917
Website: www.aloak.ca

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at June 30, 2005 nor the unaudited interim statements of operations and cash flows for the nine month periods ended June 30, 2005 and June 30, 2004.

ALOAK CORP
INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited - Prepared by Management)

		June 30 2005		September 30 2004
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	2,707	$	114
Accounts receivable		25,603		11,487
Prepaid expenses		36,997		37,006
		65,307		48,607
INTANGIBLE ASSETS		5,430		5,430
PROPERTY, PLANT AND EQUIPMENT		19,569		26,955
	$	90,306	$	80,992
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	245,446	$	186,445
Deferred revenue		90,216		85,817
Convertible debentures (note 5)		213,500		213,500
Demand loans payable (note 6)		100,000		100,000
		649,162		585,762
SHAREHOLDERS' DEFICIENCY				
SHARE CAPITAL (note 2)		1,115,280		1,115,280
CONTRIBUTED SURPLUS		122,764		122,764
DEFICIT		(1,796,900)		(1,742,814)
		(558,856)		(504,770)
	$	90,306	$	80,992

Going Concern (note 1)
Commitments (note 3)
See accompanying notes to financial statements

Approved on behalf of the Board

"Clyde Beattie" Clyde Beattie, Director

"Gregory Smith" Gregory Smith, Director

ALOAK CORP.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)

Nine months ended June 30,	2005	2004
REVENUE	$ 179,708	$ 347,952
EXPENSES		
General and administrative	95,400	303,803
Project and systems operation	96,484	100,055
Reporting to shareholders	10,365	4,041
Stock exchange and transfer agent fees	6,600	5,633
Interest on long-term debt	17,559	17,598
Amortization	7,386	11,472
	233,794	442,602
NET LOSS FOR THE PERIOD	(54,086)	(94,650)
DEFICIT, beginning of period	(1,742,814)	(1,642,220)
DEFICIT, end of period	$ (1,796,900)	$ (1,736,870)
LOSS PER SHARE - basic and fully diluted	$ (0.00)	$ (0.00)

See accompanying notes to financial statements

ALOAK CORP.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOW
(Unaudited - Prepared by Management)

Nine months ended June 30,	2005	2004
CASH FLOWS PROVIDED BY (USED IN):		
OPERATING ACTIVITIES		
Loss for the period	$ (54,086)	$ (94,650)
Add non-cash items		
Amortization	7,386	11,472
	(46,700)	(83,178)
Net change in non-cash working capital items	49,293	(13,722)
	2,593	(96,900)
INVESTING ACTIVITIES		
	-	-
FINANCING ACTIVITIES		
Loan agreement	-	100,000
	-	100,000
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	2,593	3,100
CASH AND CASH EQUIVALENTS:		
Beginning of period	114	(2,700)
End of period	$ 2,707	$ 400

See accompanying notes to financial statements

1 Basis of Presentation and Continuance of Operations

These unaudited interim consolidated financial statements, which have not been reviewed by the Corporation's auditors, should be read in conjunction with the audited financial statements for the year ended September 30, 2004 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The interim financial statements follow the same accounting policies and methods of computations as the audited financial statements for the year ended September 30, 2004.

The Corporation provides a range of e-commerce products and services to individual and small business clients across Canada. Through it's web hosting division the company enables clients to establish and enhance their Internet presence using a combination of domain registration services, web site development and hosting, email services and ASP/software applications. The company is licensed by the Canadian Internet Registry Authority (CIRA) to operate as a Registrar for the .CA domain. The company's software development division has recently completed development of a substantial software application branded "VESA" and is in the design stages for another major specialized web based application. VESA was designed specifically for newly emerging subscription based marketing programs in the retail audio/video/game software industry. The company plans to market the application to entertainment product retailers throughout N. America during the coming year.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation has accumulated losses amounting to $1,796,900 to June 30, 2005 (September 30, 2004 - $1,742,814) and current nine months ended June 30, 2005 loss of $54,086 (2004 - $94,650). The Corporation has a working capital deficiency of $583,855 (September 30, 2004 - $537,155). There is significant doubt about the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support the ongoing operations. The Corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to obtain successful operations. However, no assurance can be given at this time as to whether the Corporation will achieve any of these conditions. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

2 Share capital

a) Authorized

Unlimited number of common shares without par value.

b) Issued

Issued 58,226,057 common shares.

c) Options

The Corporation has an option plan, (the "Plan"), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options granted vest immediately and expire on the earlier of five years from the grant date or such date that the Directors determine, and not more than 60 days from the date in which the optionee ceases to be a director, officer, employee or consultant to the Corporation. The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of the stock exchange or exchanges on which the shares are then listed, which price reflects trading values at that time. During the nine months ended June 30, 2005, 690,000 stock options expired.

Options outstanding and exercisable at June 30, 2005:

Expiry Date	Number of options	Exercise Price
June 15, 2006	550,000	$ 0.10
March 8, 2007	3,360,000	$ 0.10
	3,910,000	

At June 30, 2005, the weighted average contractual life is 1.58 years.

No amount of compensation expense has been recognized in the financial statements for the options granted as the amount was not material.

d) Escrow shares

At June 30, 2005, there were 12,391,646 common shares held in escrow.

e) Warrants

There were no warrants outstanding at June 30, 2005.

3 Operating lease commitments

The Corporation has operating leases for equipment that expire to October 2007. Total payments under these lease agreements are as follows:

2005	$	19,894
2006	$	8,620
2007	$	1,225

4 Related party transactions

During the nine months ended June 30, 2005, companies controlled by certain officers and directors of the Corporation billed the Corporation $13,750 for administrative and consulting services provided during the period. It is management's belief that the Corporation is not economically dependent on these related entities, as the future viability of the Corporation does not depend on the continuance of such business.

5 Convertible Debenture

On March 13, 2003 (the "issue date") the Corporation issued $213,500 in convertible debentures to companies controlled by directors of the Corporation. The debentures bear interest at 11% per annum to be paid semi-annually on June 30 and December 31, are secured by the assets of the corporation and are due March 13, 2008. The holders of these debentures have the option to convert some or all of the outstanding debentures into units, each of which consists of one common share and one purchase warrant, at a price of $0.10, $0.11, $0.12 and $0.13 per unit for the first two years, third year, fourth year and fifth year from the issue date, respectively. At June 30, 2005, $49,057 of interest has been accrued. The Corporation is in default of the convertible debenture agreement due to non-payment of interest. As a result, the convertible debenture has been classified as a current liability.

At any time from the issue date of the debentures, and following conversion of the debentures into units, holders of the share purchase warrants have the option to exercise them for common shares of the Corporation at a price of $0.10 and $0.11 per share if exercised in the first year or second year from the issue date, respectively. The warrants expire on March 13, 2005. At any time after March 13, 2005, the debentures are redeemable by the Corporation in whole or in part, together with accrued and unpaid interest thereon to the date of redemption.

The convertible debenture is a compound financial instrument. Management has determined that the fair value of the conversion right and warrants were not material when the debt was issued.

6 Loan payable

On December 18, 2003, the Corporation's subsidiary companies entered into a loan agreement for $100,000 with parties related to the Corporation by virtue of being directors, officers and shareholders. This amount is due on demand and bears interest at 11% per annum and is secured by a general security agreement covering the assets of the company's subsidiaries.

ALOAK CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED JUNE 30, 2005

The information included in this document should be read in conjunction with the unaudited interim financial statements for the nine months ended June 30, 2005 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is May 23, 2005. All dollar amounts are in Canadian Dollars unless otherwise stated.

1) Principal Business of the Company

The Corporation provides a range of e-commerce products and services to individual and small business clients across Canada. Through its web hosting division the company enables clients to establish and enhance their Internet presence using a combination of domain registration services, web site development and hosting, email services and ASP/software applications. The company is licensed by the Canadian Internet Registry Authority (CIRA) to operate as a Registrar for the .CA domain. The company's software development division has recently completed development of a substantial software application branded "VESA" and is in the design stages for another major specialized web based application. VESA was designed specifically for newly emerging subscription based marketing programs in the retail audio/video/game software industry. The company plans to market the application to entertainment product retailers throughout North America during the coming year.

2) Operating Results

Nine months ended June 30, 2005 compared to the nine months ended June 30, 2004

The Company had a net loss of $54,086 in the nine months ended June 30, 2005 versus a net loss of $94,650 in the comparative period. The more significant variances are summarized below:

	Nine Mos. Ended Jun. 30, 2005	Nine Mos. Ended Jun. 30, 2004	Variance Positive (Negative)	
Revenue	$ 179,708	$ 347,952	$ (168,244)	1
General and administrative expenses	(95,400)	(303,803)	208,403	2
Other expense items	(138,394)	(138,799)	405	
Net loss	$ (54,086)	$ (94,650)	$ 40,564	

Details of significant variances:

1. The decrease in revenue is primarily due to the decrease in custom work and consulting services. The Company has focused on recurring revenues of domain registration, hosting and application service provider products.
2. The decrease in general and administrative expenses is a result of continued cost reduction measures to achieve profitable operations.

3) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2004	2003	2002
Financial Results			
Revenue	$ 385,894	$ 470,045	$ 349,143
General and administrative expenses	(223,923)	(414,021)	(510,514)
Other expense items	(262,565)	(400,958)	(532,172)
Net Loss	$ (100,594)	$ (344,934)	$ (693,543)
Basic and diluted earnings (loss) per share	$ 0.00	$(0.01)	$(0.01)
Financial Position			
Working capital (deficiency)	$ (537,155)	$ (451,755)	$ (326,143)
Total assets	$ 80,992	$ 116,152	$ 358,701
Share Capital	$ 1,115,280	$ 1,115,280	$ 1,115,280
Contributed Surplus	$ 122,764	$ 122,764	$ -
Deficit	$ (1,742,814)	$ (1,642,220)	$ (1,297,286)

4) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Jun 30 2005	Mar 31 2005	Dec.31 2004	Sept.30 2004	Jun.30 2004	Mar.31 2004	Dec 31 2003	Sept 30 2003
Revenue	$53,627	$58,212	$67,869	$95,942	$86,912	$ 124,973	$136,068	$ 100,439
General and administrative expenses	(27,334)	(42,955)	(25,112)	(24,225)	(81,011)	(122,002)	(100,789)	(87,784)
Other expense items	(45,995)	(46,551)	(45,847)	(77,662)	(40,029)	(51,525)	(47,247)	(124,961)
Net Loss	$(19,702)	$(31,294)	$(3,090)	$(5,945)	$(34,128)	$(48,554)	$(11,968)	(112,306)
Basic and diluted earnings (loss) per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

Details of significant variance:

Revenues – In March 31, 2004 and December 31, 2003 the Company did considerable contract work in the development of software for a client; general downward trend in revenue due to reduction of employees available to do consulting work.
General and administrative expenses – general downward trend as a result of cost reductions.
Other expense items – September 2004 third party costs related to development of software.

5) Liquidity and Capital Resources

The Company's working capital position at June 30, 2005 was a deficiency of $583,855, (September 30, 2004 - $537,155). The Company loss $1,043 on operations for the quarter due to increases in accounts receivable and prepaid expenses and increases in accounts payable in access of deferred revenue. The large decrease in cash operating expenses compared to the comparative period was due to the Company reducing general and administration and other expense during the past twelve months.

Current working capital would not be sufficient to satisfy current liabilities; however current operations are anticipated to be self-sustaining in fiscal 2005. The Company is presently engaged in marketing its "VESA" software application. This should allow the Company to generate revenues from this source. Working capital funds have been provided over the past year by companies related to officers and directors of the Company.

6) Related Party Transactions

The Company paid or accrued $13,750 to companies controlled by certain common officers and directors for administrative and consulting services.

Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

7) Contractual Obligations

The Company has finance contracts for office equipment requiring monthly lease payments. The committed lease payments for the following fiscal years are $19,894 in 2005, $8,620 in 2006 and $1,225 in 2007.

8) Share Capital

a) Authorized and Issued :

Authorized: Unlimited number of shares without nominal or par value

Issued:

	Number of Shares	Amount
Balance, September 30, 2004	58,226,057	$1,115,280
Issued during period	nil	nil
Balance, June 30, 2005	58,226,057	$1,115,280

b) Stock options and warrants

Warrants

At June 30, 2005, the Company had no warrants outstanding.

Options

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. Options are granted at the fair value of the shares around the grant date or a greater amount determined by the Directors.

During the period no stock options were granted or exercised. Stock options to acquire 140,000 common shares expired on November 26, 2004 and options to acquire 550,000 common shares were cancelled as the individuals are no longer working for the Company. The following summarizes options outstanding at June 30, 2005, all of which vested immediately upon granting:

Expiry	Number of Shares	Exercise Price
June 15,2006	550,000	$0.10
March 8, 2007	3,360,000	$0.10
	3,910,000	

c) **Escrow Shares**
At June 30, 2005, there were 12,391,646 common shares held in escrow.

9) Directors and Officers

Clyde Beattie, President and Director
Gregory Smith, Chief Financial Officer and Director
Mark Sterling, Director
Ian McAskile, Director
Barbara O'Neill, Corporate Secretary

10) Outlook

The Company will continue to concentrate on the growth of its revenue base. This is being accomplished through the further development of its products and through marketing initiatives. In addition, the Corporation is continuing to reduce its costs to bring them in line with its existing revenues. Although the Corporation is slowly achieving a breakeven level of operations, it will still have to pursue a strategy of raising additional capital and/or engaging in mergers or acquisitions in order to obtain a level of earnings to ensure long-term sustainability.

11) Risks

An investment in the Company's securities is considered speculative. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation has accumulated losses amounting to $1,796,900 and a current period loss of $54,086. There is significant doubt about the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support the ongoing operations. The corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to obtain successful operations. However, no assurance can be given at this time as to whether the company will achieve any of these conditions. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

12) Significant Accounting Policies

The most significant accounting policy is that of revenue recognition. Revenue is generated from Application Service Provider ("ASP") services, registration of domain names, hosting, and other information technology consulting services. ASP fees are generally paid and recognized as income on a monthly basis as services are provided. Revenue from the registration of domain names is recognized when services are rendered. Hosting and related services revenue is recognized monthly over the hosting service contract period for hosting service. Consulting revenue is recognized as the services are performed.
Payments received in advance are recorded as deferred revenue.

13) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.